UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

West Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

952355 20 4
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,781,961
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,781,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,781,961
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,781,961
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,961
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,309,900
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,309,900
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,309,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 88,797
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 88,797
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,797
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 383,264
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 383,264
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,264
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 7 of 10

ITEM 1.	(a)	Name of Issuer:

West Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

11808 Miracle Hills Drive, Omaha, Nebraska 68154

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G (this “Statement”)  is filed jointly by: (i) QCP GP Investors II LLC; (ii) Quadrangle GP Investors II LP; (iii) Quadrangle Capital Partners II LP; (iv) Quadrangle Select Partners II LP; and (v) Quadrangle Capital Partners II-A LP (collectively, the “Reporting Persons”).

QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  Each of QCP GP Investors II LLC and Quadrangle GP Investors II LP may be deemed to be the beneficial owner of the Shares (as defined herein) held by the QCP II Funds.

The managing member of QCP GP Investors II LLC is Quadrangle Holdings LLC, a Delaware limited liability company, and the coordinating managing member of Quadrangle Holdings LLC is Michael Huber.  The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the three members of the investment committee of QCP GP Investors II LLC, Brian Bytof, Michael A. Huber and Steven G. Felsher, disclaims ownership of such Shares that may be deemed beneficially owned by the Reporting Persons or any of their affiliates.

	(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business of each of the Reporting Persons is 1065 Avenue of the Americas, 34th Floor, New York, New York 10018.

	(c)	Citizenship:

Each of the Reporting Persons is organized under the laws of Delaware.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock” or the “Shares”)

	(e)	CUSIP Number:

952355 20 4

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 8 of 10

	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

All ownership percentages set forth herein assume that there are 83,223,627 Shares outstanding, representing the total number of Shares reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 6, 2015.

	(a)	Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

	(b)	Percent of class:

See row 11 of the cover page of each Reporting Person.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of

See row 8 of the cover page of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 9 of 10

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

The QCP II Funds are parties to the Amended and Restated Stockholder Agreement, dated March 8, 2013, by and among themselves, the Issuer, the THL Investors (as defined therein) and certain other investors and founders named therein (the “Stockholder Agreement”).

The Stockholder Agreement provides that the QCP II Funds are entitled to designate one member of the Issuer’s board of directors and that the THL Investors are entitled to designate up to four members and requires that the QCP II Funds and the THL Investors vote their respective Shares in favor of such designees.  The Stockholders Agreement is filed as Exhibit 10.65 to the Issuer’s Registration Statement on Form S-1 filed with the Securities Exchange Commission on March 11, 2013.

Given the terms of the Stockholder Agreement, the Reporting Persons together with the THL Investors and their affiliates and the other investors and founders named therein may be deemed to constitute a “group.”  The Reporting Persons and the other parties to the Shareholders Agreement acknowledge they are acting as a “group” solely for the purpose of causing the Company to qualify as a controlled company under  Rule 5615-5 of the Nasdaq Marketplace Rules.  The Share ownership reported herein by the Reporting Persons does not include any Shares owned by the other parties to the Stockholder Agreement (other than Shares owned by the QCP II Funds).  Each Reporting Person disclaims beneficial ownership of the Shares of the Issuer other than the amounts reported on such Reporting Person’s cover page included herein.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP No. 952355 20 4	SCHEDULE 13G	Page 10 of 10

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

QUADRANGLE CAPITAL PARTNERS II LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE GP INVESTORS II LP
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned.  This Agreement may be executed in one or more counterparts.

Date: February 16, 2016

QUADRANGLE CAPITAL PARTNERS II LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE SELECT PARTNERS II LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE CAPITAL PARTNERS II-A LP
By: Quadrangle GP Investors II LP, As its General Partner
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QUADRANGLE GP INVESTORS II LP
By: QCP GP Investors II LLC, As its General Partner

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal

QCP GP INVESTORS II LLC

By:	/s/ Michael A. Huber
Name: Michael A. Huber Title: President and Managing Principal